Exhibit 99.1

WeRide Inc.

文遠知行*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Stock code: 0800)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (the “Board”) of directors (the “Directors”) of WeRide Inc. are set out below.

Executive Directors

Dr. Tony Xu Han (韓旭) (Chairman and Chief Executive Officer)

Dr. Yan Li (李岩)

Non-executive Director

Mr. Jean-François Salles

Independent non-executive Directors

Ms. Huiping Yan

Mr. David Zhang (張彤)

Dr. Tony Fan-cheong Chan

Our Board has four committees. The table below provides membership information of these committees on which each Director serves.

Board Committee				Corporate
	Audit	Compensation	Nomination	Governance
Director	Committee	Committee	Committee	Committee
Dr. Tony Xu Han (韓旭)		Member	Member
Dr. Yan Li (李岩)
Mr. Jean-François Salles
Ms. Huiping Yan	Chairperson	Member	Member	Member
Mr. David Zhang (張彤)	Member	Chairperson	Chairperson	Chairperson
Dr. Tony Fan-cheong Chan	Member	Member	Member	Member

March 31, 2026

* For identification purposes only